EXHIBIT 99.1

Inventiva Appoints Chris Benecchi as Chief Operating Officer

Daix (France), New York City (New York, United States), August 31, 2026 – Inventiva (Euronext Paris and NASDAQ: IVA) (“Inventiva” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of an oral therapy for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), today announced the appointment of Chris Benecchi as Chief Operating Officer. A proven biopharmaceutical leader with extensive experience in building organizations, preparing medicines for launch and integrating cross-functional operations, Mr. Benecchi will lead Inventiva's operational readiness as the Company approaches its pivotal NATiV3 Phase 3 topline study results of lanifibranor, in MASH, expected in Q4 2026, and prepares for potential commercialization.

With a potential U.S. launch of lanifibranor, subject to regulatory approval, anticipated in 2028, Inventiva is strategically building the organization, infrastructure, and commercial capabilities needed to support a successful launch and long-term market adoption.

Andrew Obenshain, Chief Executive Officer, Inventiva: “This is a defining moment for Inventiva. We believe lanifibranor, if approved, has the potential to offer a differentiated approach for the treatment of MASH. As we approach our Phase 3 readout, we are preparing the Company for the next stage of its evolution. Chris brings a valuable combination of commercial, operational and launch experience, with a proven track record of helping organizations bring promising medicines to patients. His experience is particularly relevant to the opportunity in the dynamic MASH market. I’m thrilled to have Chris lead this next phase of our journey.”

Chris Benecchi, Chief Operating Officer, Inventiva: “Leveraging the strong scientific foundation and the opportunity to address unmet patient needs, I am joining Inventiva with a clear mandate to build the organization and capabilities needed to prepare for the potential launch of lanifibranor and to position the Company for sustainable long-term success. We believe lanifibranor is poised to meaningfully impact the current treatment paradigm in MASH. I look forward to leading this work with the team to fulfill that promise in the interest of patients.”

Mr. Benecchi brings 30 years of biopharmaceutical leadership across commercial, operational and enterprise roles, with a track record of building organizations, preparing innovative investigational medicines for launch and leading cross-functional execution in competitive and access-challenged markets. Most recently, he served as Chief Executive Officer of Motric Bio (an Aditum Bio company). Prior to that, at Sage Therapeutics, he held Chief Operating Officer, Chief Business Officer and Chief Commercial Officer roles, where he played a central role in the U.S. launch of ZURZUVAE® and in the company's corporate strategy and operations. Earlier in his career, he led global launch readiness for UCB's BIMZELX® (bimekizumab) and, at Alexion, directed global commercial excellence and launch readiness across a portfolio of rare-disease therapies, with earlier commercial leadership roles at Acorda Therapeutics, Takeda Pharmaceuticals and Johnson & Johnson. Mr. Benecchi holds an MBA from Duke University's Fuqua School of Business and a BA from Colby College.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of an orally administered small molecule for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease. Lanifibranor is an investigational medicine and has not been approved for use by any regulatory authority. Its safety and efficacy have not been established.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://www.inventivapharma.com

Contacts

Media Relations Lisa Buffington: media@inventivapharma.com	Investor Relations David Nikodem: IR@inventivapharma.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including the quality of trial results, design, duration, timing, costs, and funding, timing of clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfil its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and the resulting sanctions, the conflict in the Middle East and the related risk of a wider conflict and ongoing conflicts, epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2025 filed with the Autorité des Marchés Financiers on April 8, 2026, and the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 8, 2026 for other risks and uncertainties affecting Inventiva, including those described under the caption "Risk Factors", and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - COO - Chris Benecchi - EN - 08 31 2026 (https://ml-eu.globenewswire.com/Resource/Download/7292859c-646b-454f-a842-314876de4965)